EXHIBIT 3.1

CERTIFICATE OF AMENDMENT TO CERTIFICATE OF DESIGNATION

of the

SERIES A CONVERTIBLE PREFERRED STOCK

of

GEOVAX LABS, INC.

(Pursuant to Section 242 of the Delaware General Corporation Law)

GeoVax Labs, Inc., a corporation organized and existing under the laws of the State of Delaware (the "Corporation"), does hereby certify that the Corporation’s Certificate of Designation originally filed with the Delaware Secretary of State on March 20, 2012, is hereby amended pursuant to Section 242 of the General Corporation Law of the State of Delaware.

The Corporation does hereby certify that pursuant to authority conferred upon the Board of Directors and the Series A Convertible Preferred Stockholders by its Certificate of Incorporation and by its Certificate of Designation, the following resolution authorizing this amendment to the Certificate of Designations was duly approved by the Board of Directors of the Corporation on December 10, 2013 and by all holders of shares of Series A Convertible Preferred Stock outstanding on December 11, 2013, and such resolution remains in full force and effect:

RESOLVED, that Section 7(b) of the Series A Certificate of Designation shall be amended and restated as follows:

“Subsequent Equity Sales. If, in the Company’s first issuance of at least $500,000 of Common Stock or Common Stock Equivalents after December 10, 2013, the effective price per share of Common Stock (or conversion price, as the case may be) is lower than the then Conversion Price (such lower price, the “Base Conversion Price” and such issuances, collectively, a “Dilutive Issuance”), then the Conversion Price shall be reduced to equal the Base Conversion Price.”

The remainder of the Certificate of Designation shall remain unchanged and in full force and effect.

IN WITNESS WHEREOF, the Corporation has caused this Amended Certificate of Designation to be signed on December 12, 2013.

GEOVAX LABS, INC.

/s/ Robert T. McNally
Robert T. McNally President and Chief Executive Officer